July 28, 2017

VIA EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Rennova Health, Inc. Registration Statement on Form S-1 Filed July 3, 2017 File No. 333-219145

Dear Mr. Reynolds:

On behalf of Rennova Health, Inc., a Delaware corporation (the “Company”), we hereby respond to the Staff’s comment letter, dated July 17, 2017, regarding the Company’s Registration Statement on Form S-1 filed on July 3, 2017. Please note that for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided the Company’s response to the comment immediately thereafter.

General

1.	We note you are registering 4,636,120 shares of common stock issuable upon the conversion of certain Debentures. Additionally, we note your prior registration statement registering 2,803,829 shares of common stock issuable upon the conversion of certain Debentures that was declared effective on June 26, 2017. Please provide a detailed factual and legal analysis as to the factors you considered in concluding that the offering properly styled as a resale under Rule 415(a)(1)(i) and not a primary offering on behalf of the registrant. For guidance, please see Securities Act Rules Compliance and Disclosure Interpretations 612.09, available on our website.

John Reynolds

July 28, 2017

Response:

The Company respectfully submits that the proposed offering of shares of the Company’s common stock by the Selling Stockholders as contemplated by the Registration Statement is properly regarded as a secondary offering.

In an effort to assist registrants in determining whether an offering by selling stockholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Staff issued Interpretation 612.09 in its Securities Act Compliance and Disclosure Interpretations (“C&DI 612.09”). C&DI 612.09 provides as follows:

612.09. It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Each of the above factors mentioned in the last sentence of C&DI 612.09 is considered below.

Factor 1: How long the Selling Shareholders Have Held the Shares.

The Registration Statement relates to the sale of shares of common stock issuable to the Selling Stockholders upon their conversion of Debentures issued in private placements on March 21, 2017. Thus, as of the date of this letter, all of the Debentures that are the subject of the Registration Statement have been held by the Selling Stockholders for over four months. In addition, pursuant to the terms of the Debentures, no Selling Stockholder could convert the Debentures if such conversion would cause its holdings to exceed 4.99% of the Company’s outstanding shares immediately thereafter (which percentage has subsequently been amended to 9.99% in the case of two of the Selling Stockholders, Sabby Healthcare Master Fund, Ltd. and Sabby Volatility Warrant Master Fund, Ltd.). Moreover, because of Nasdaq listing rules, the Debentures contained an express limitation in Section 4(e) that no more than a specified number of shares could be issued upon conversion until the Company received stockholder approval. The Company only received such approval on June 16, 2017. As a result, the Selling Stockholders have been at full economic and market risk on their investment for months. Each of the Selling Stockholders has been a long-time investor in the Company and in some cases has continued to make other investments in the Company since the purchase of the Debentures on March 21, 2017.

John Reynolds

July 28, 2017

Factor 2: The Circumstances Under Which the Selling Shareholders Received Their Shares.

As discussed in the Registration Statement, the Selling Stockholders acquired their respective Debentures in bona fide private placement transactions pursuant to an exemption from registration under Section 4(2), Section 3(a)(9) or Regulation D of the Securities Act. Section 2(c)(ii) of the Securities Act defines “underwriter” as any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. In the Securities Purchase Agreement, each purchaser made customary investment and private placement representations to the Company, including that it understands that the Securities are “restricted securities” and have not been registered under the Securities Act or any applicable state securities laws and is acquiring the Securities as principal for its own account and not with a view to or for distributing or reselling such Securities or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Securities in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understanding with any other persons to distribute or regarding the distribution of such Securities in violation of the Securities Act or any applicable state securities laws…

Moreover, each Selling Stockholder represented that it was an Accredited Investor, could bear the economic risk of its investment and had such knowledge and experience in financial and business matters that it was capable of evaluating the merits and risks of an investment in the securities.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the Selling Stockholders have any plan to act in concert to effect a distribution of their shares of common stock. The Selling Stockholders purchased the securities in an arms’ length transaction in circumstances that do not indicate that they would be our underwriters.

Furthermore, the Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” There is nothing to suggest that any special selling efforts or selling methods by or on behalf of any Selling Stockholder has or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that any Selling Stockholder has taken any actions to condition or prime the market for the potential resale of the shares registered on its behalf.

Factor 3: The Selling Shareholders’ Relationship to the Company.

Each of the Selling Stockholders is a private investment fund. None of the Selling Stockholders is acting on the Company’s behalf with respect to the shares being registered for resale under the Registration Statement and the Company has no contractual, legal or other relationship with the Selling Stockholders that would control the timing, nature or amount of resales of such shares following the effectiveness of the Registration Statement or whether such shares are ever resold at all under the Registration Statement. In addition, the Company will not receive any of the proceeds from any resale of shares by the Selling Stockholders under the Registration Statement.

John Reynolds

July 28, 2017

Factor 4: The Amount of Shares Involved.

We respectfully refer to the description under “March 2017 Private Placements” on pages 68-69 of the Registration Statement, providing that the Company issued an aggregate of $16,010,260 principal amount of Debentures on March 21, 2017. The Selling Stockholders and the Company have agreed not to include in this Registration Statement more than approximately one-third of the number of shares of common stock outstanding at the time of effectiveness. That was also true for the Registration Statement declared effective on June 26, 2017. The number of shares of the Company’s common stock currently outstanding is 15,801,247, which is an increase since the number outstanding on July 3, 2017, when we originally filed this Registration Statement. As a result, we have increased the number of shares covered by this Registration Statement to 5,267,082 shares. Still, that number only represents 33.3% of the currently outstanding shares.

Regardless of percentage, it is important to note that the amount of shares being registered is only one factor cited in C&DI 612.09, and is not controlling.

Moreover, the Company has reviewed various historical guidance from the Staff including the Securities Act Rules Compliance and Disclosure Interpretations Question 612.12, which states, “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of a registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The above historical guidance by the Staff illustrates that even a single large stockholder can effect a valid secondary offering of shares, even when the stockholder is selling a much larger percentage than what may be sold under the Company’s Registration Statement.

Factor 5: Whether the Selling Shareholders are in the Business of Underwriting Securities.

The Selling Stockholders are private investment funds. The Company is not aware of any Selling Stockholder being a broker-dealer or being affiliated with a broker-dealer.

The Company has been advised by the Selling Stockholders that they are not in the business of underwriting securities and the Company has no evidence to contradict those statements. As described in the Registration Statement under “Plan of Distribution” on page 74, “[e]ach Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.” Additionally, the consummation of the private placements on March 21, 2017 was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Stockholders’ ability to resell the shares.

Accordingly, we believe that none of the features commonly associated with acting as an underwriter are present.

John Reynolds

July 28, 2017

Factor 6: Whether Under all the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company.

Based on the foregoing analysis, we respectfully submit that the facts do not support the determination that the Selling Stockholders are acting as a conduit for the Company. The Selling Stockholders acquired their respective Debentures at least four months ago, each in a bona fide private placement transaction in which they made customary investment and private placement representations to the Company. Since that time, the Selling Stockholders have borne the full economic risk of ownership of their investments. To our knowledge, the Selling Stockholders are comprised of four investment funds not involved in the business of underwriting securities. None of the Selling Stockholders is acting on our behalf with respect to the shares being registered for resale under the Registration Statement.

For the reasons described above, we respectfully submit to the Staff that the proposed resale of the shares of common stock by the Selling Stockholders as contemplated by the Registration Statement is appropriately characterized as a secondary offering.

Signatures III-7

2.	Please revise to provide the signature of your current Chief Financial Officer, as required by instruction 1 to the Signatures to Form S-1.

Response:

The signature of our Interim Chief Financial Officer has been provided on page II-7 of the Registration Statement.

*****

John Reynolds

July 28, 2017

In connection with responding to the Staff’s comments, the Company has acknowledged in Exhibit A to this letter the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (305) 379-9141.

Sincerely,

SHUTTS & BOWEN LLP

/s/ J. Thomas Cookson

JTC/lrp

cc:	Michael Killoy
Securities and Exchange Commission

Pamela Howell
Securities and Exchange Commission

Seamus Lagan, Chief Executive Officer
Rennova Health, Inc.

EXHIBIT A

RENNOVA HEALTH, INC.

400 S. Australian Avenue, Suite 800

West Palm Beach, Florida 33401

Tel: 561-855-1626

July 28, 2017

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated July 17, 2017, Rennova Health, Inc. (the "Company") acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RENNOVA HEALTH, INC.

By:	/s/ Seamus Lagan
Seamus Lagan
Chief Executive Officer